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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 Information to Be Included In Statements Filed
             Pursuant to Rules 13d-1(b), (c), and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 2)*

                              INSTRUCTIVISION, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   457789-10-5
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                                 (CUSIP Number)

                                DECEMBER 31, 2001
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 457789105                                     PAGE 2 OF 7 PAGES
-----------------------------------                     ------------------------

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1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cosimo Tacopino.
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2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                                         (b) | |

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3                   SEC USE ONLY

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4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
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                    5             SOLE VOTING POWER
    NUMBER OF
      SHARES                               0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6             SHARED VOTING POWER
       EACH
    REPORTING                              257,145
      PERSON        ------------------------------------------------------------
       WITH         7             SOLE DISPOSITIVE POWER

                                           0
                    ------------------------------------------------------------
                    8             SHARED DISPOSITIVE POWER

                                           257,145
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9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             257,145
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10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*                                          |_|

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11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 7.7%
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12                  TYPE OF REPORTING PERSON*

                             IN
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 457789105                                     PAGE 3 OF 7 PAGES
-----------------------------------                     ------------------------

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1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Erma Tacopino.
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                                         (b) | |

--------------------------------------------------------------------------------
3                   SEC USE ONLY

--------------------------------------------------------------------------------
4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
--------------------------------------------------------------------------------
                    5             SOLE VOTING POWER
    NUMBER OF
      SHARES                               0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6             SHARED VOTING POWER
       EACH
    REPORTING                              257,145
      PERSON        ------------------------------------------------------------
       WITH         7             SOLE DISPOSITIVE POWER

                                           0
                    ------------------------------------------------------------
                    8             SHARED DISPOSITIVE POWER

                                           257,145
--------------------------------------------------------------------------------
9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             257,145
--------------------------------------------------------------------------------
10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 7.7%
--------------------------------------------------------------------------------
12                  TYPE OF REPORTING PERSON*

                             IN
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                                                                     Page 4 of 7


ITEM 1(a)     NAME OF ISSUER:

      The name of the issuer is Instructivision, Inc., a New Jersey corporation (the "Issuer").

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      The principal executive offices of the Issuer are located at 3 Regent Street, Livingston, New Jersey 07039.

ITEM 2(a)     NAME OF PERSONS FILING:

      This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino.

ITEM 2(b)     RESIDENCE ADDRESS:

      Cosimo and Erma Tacopino reside at 145 Connecticut Street, Staten Island, New York 10307. Cosimo and Erma Tacopino are espoused. The Tacopinos are private investors.

ITEM 2(c)     CITIZENSHIP:

      Cosimo and Erma Tacopino are United States citizens.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.001 per share ("Common Shares").

ITEM 2(e)     CUSIP NUMBER:

      The Cusip number of the Common Shares is 457789105.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable

ITEM 4        OWNERSHIP:

      As of February 11, 2002, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo and Mrs. Erma Tacopino is as follows: 257,145 shares (approximately 7.7%), all of which are owned jointly by Mr. & Mrs. Tacopino.
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                                                                     Page 5 of 7


      Mr. and Mrs. Tacopino purchased the following number of shares of the Issuer on or about the dates indicated below:

             NUMBER OF SHARES                       DATE
             ----------------                       ----
                  10,000                            June 27, 2000
                   9,000                            September 26, 2000
                  15,000                            October 17, 2000
                   7,500                            January 9, 2001
                  96,179                            January 31, 2001

      Each of Mr. Cosimo and Mrs. Erma Tacopino have the power to vote or dispose of the shares owned by them.

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

      Not Applicable.

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10       CERTIFICATIONS:

      By signing below each of the undersigned certify that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                     Page 6 of 7


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2002                        /s/ ERMA TACOPINO
                                       -----------------------------------------
                                                      Erma Tacopino


Dated: February 11, 2002                        /s/ COSIMO TACOPINO
                                       -----------------------------------------
                                                      Cosimo Tacopino
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                                                                     Page 7 of 7


                                     EXHIBIT

      The undersigned hereby agree as follows:

      WHEREAS, the undersigned own shares of common stock of Instructivision, Inc.; and

      WHEREAS, the undersigned are obligated to file Statements on Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report their ownership of such securities.

         NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13G be filed with the SEC on behalf of each of them.


Dated: February 11, 2002                         /s/ ERMA TACOPINO
                                           -------------------------------------
                                                 Erma Tacopino


                                                 /s/ COSIMO TACOPINO
                                           -------------------------------------
                                                 Cosimo Tacopino